CONSOLIDATED WATER CO. LTD.

The Regatta Office Park

Windward Three, 4th Floor

West Bay Road, P.O. Box 1114

Grand Cayman, KY1-1102

Cayman Islands

(345) 945-4277

December 5, 2017

VIA EDGAR AND FAX (202-772-9361)

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0405

Attention: Mr. William H. Thompson, Accounting Branch Chief

Re:	Consolidated Water Co. Ltd.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 16, 2017

Form 10-Q for the Quarterly Period Ended June 30, 2017

Definitive Proxy Statement on Schedule 14A

Filed April 12, 2017

File No. 0-25248

Ladies and Gentlemen:

We are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above referenced filings as set forth in the Staff’s letter dated November 6, 2017 (the “Letter”). For your reference, we have included each comment in the Letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Financial Statements

17. Segment information, page 73

1.	Please tell us your consideration of providing disclosure of revenues by products and services, including sales of water, revenues from plant management and operating services, design, construction and sale of desalination plants, sales of water-related products and revenues from services applicable to water production, supply and treatment. Reference is made to ASC 280-10-50-40.

Response:

The revenues generated by our retail and bulk segments consist solely of water sales, which we believe is apparent from the disclosures we have provided in our Form 10-K and the financial statements included therein.

With respect to our services segment, its revenues consisted of the following components for each of the last three fiscal years ended December 31:

	2016	2015	2014
Revenues from plant construction	$320,296	$1,478,844	$1,505,795
Management fees from OC-BVI	515,474	528,346	747,340
Manufacturing revenues - Aerex	3,887,284	-	-

Total services segment revenues	$4,723,054	$2,007,190	$2,253,135

We considered it unnecessary to disclose the individual components of our services segment revenues in Note 17 due to (i) the disclosure of the amounts for certain of these revenue components in the other notes to the financial statements; and (ii) the relative immateriality of the remaining revenues. The amount of the management fees we generated from OC-BVI and that we report these revenues in our services segment, were disclosed in Note 8 - Investment in OC-BVI. The amount of the manufacturing revenues we generated in 2016 from our acquisition of Aerex Industries, Inc. (“Aerex”) was disclosed in Note 11 – Purchase of interest in Aerex Industries, Inc. and we disclosed in Note 17 that the services segment revenues for 2016 include these revenues from Aerex.

While we did not separately disclose the amount of revenues we generated from plant construction, such revenues amounted to less than 1%, 3% and 3%, of consolidated revenues for the years ended December 31, 2016, 2015 and 2014, respectively.

Effective with the first quarter of 2017, Aerex’s manufacturing revenues were reclassified from the services segment to a new operating segment (“manufacturing”). As a result of this reclassification, 2017 services segment revenues will consist entirely of the management fees from OC-BVI as we have not and do not expect to generate any plant construction revenues.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Financial Statements

3. Discontinued operations – CW-Bali, page 9

2.	We note the Company’s Board of Directors formally resolved to discontinue CW-Bali’s operations in May 2017. Please explain to us how the criteria in ASC 205-20-45-1E were met and why the assets and liabilities of discontinued operations are not described as held for sale. Also, please clarify if you ceased depreciating the plant at the time the Board decided to discontinue operations.

Response:

Our conclusions regarding each of the specific criteria set forth in paragraphs a. through f. of ASC 205-20-45-1E are as follows:

a.	Management committed to a plan to sell CW-Bali and/or its net assets during the second quarter of 2017 and obtained the Company’s Board of Directors approval for such course of action in May 2017.
b.	CW-Bali was available for immediate sale in its present condition subject only to the terms that are usual and customary for sale of such an entity to be sold. No operational or contractual requirements existed that would complicate such sale.
c.	An active program to locate a buyer or buyers and other actions required to complete the plan to sell CW-Bali had been initiated. We commenced negotiations with what we believed to be a highly interested and viable buyer for CW-Bali in June 2017. We have also listed CW-Bali for sale with a business broker in Bali.
d.	We believed that a sale of CW-Bali within one year was probable due to (i) the negotiations with the viable buyer mentioned in paragraph c. above; and (ii) our willingness to sell CW-Bali at a substantial discount from the replacement costs and net book value of its assets in order to exit the Bali market as soon as practical and minimize the operating losses and net cash outflows associated with this business.
e.	We recognized that its decrease in revenues and historical operating losses limited CW-Bali’s marketability. As noted in paragraph d. above, we were willing to sell CW-Bali at whatever price the market would bear, and therefore were not offering CW-Bali for sale at a price higher than its fair value.
f.	Based upon the actions required to complete our plan to sell CW-Bali, we concluded it unlikely that significant changes to the plan would be made or that the plan would be withdrawn.

We reported CW-Bali’s assets as discontinued operations rather than held for sale in our June 30, 2017 consolidated balance sheet. This reporting presentation for CW-Bali was based upon the guidance provided under paragraph a. of ASC 205-20-45-1B, as we concluded that due to our emphasis on Bali as an important strategic initiative and the magnitude of CW-Bali’s operating and impairment losses, the disposal of CW-Bali represented a strategic shift that would have a major effect on our financial results.

We ceased depreciating CW-Bali’s plant assets during the quarter ended June 30, 2017.

Subsequent to the filing of our Form 10-Q for the quarterly period ended June 30, 2017 (i.e. in October 2017) CW-Bali’s sole remaining customer filed a lawsuit in Bali, Indonesia against CW-Bali, its President, and our Chief Financial Officer in his capacity as the President of CW-Bali’s Board of Commissioners (i.e. Directors) seeking compensatory damages of 57.1 billion rupiahs and punitive damages of 26 billion rupiahs as a result of the anticipated breach of this customer’s water supply agreement that will arise from CW-Bali’s planned cessation of operations. Such damages were equivalent to approximately $4.2 million and $1.9 million, respectively, as of the exchange rate on November 8, 2017. While we believe this lawsuit is without merit and are vigorously defending CW-Bali and the two other defendants, until this lawsuit is resolved we are legally prohibited from disposing of CW-Bali or any of its assets. As a result of this lawsuit, CW-Bali’s assets can no longer be presented as held for sale as the criteria set forth under paragraph d. of ASC 205-20-45-1E is not met given that we cannot conclude when or even if a sale or disposition of CW-Bali’s assets is probable. Accordingly, effective with the Form 10-Q for the quarterly period ended September 30, 2017, we are reporting CW-Bali’s assets and liabilities and its results of operations as continuing operations.

Definitive Proxy Statement on Schedule 14A

Short-Term Incentive Compensation, page 23

3.

We note that the payment of Short-Term Incentive Compensation to your named executive officers is based on the achievement of certain performance measures, which appear to be set forth in the table on page 24. Please revise to disclose your quantified targets, as adjusted where applicable. In this regard, please clarify whether you use the measure “Gross Profit Margin” or “Operating Margin” or both as you refer to both in the tables that appear on page 25. Refer to Item 402(b)(2)(v) and Instruction 4 to Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site.

Response:

As discussed and agreed with Driscoll R. Ugarte, our outside U.S. legal counsel at Duane Morris LLP, we will include disclosure of the quantified targets for our short-term incentive compensation plan in the proxy statement for our 2018 Annual General Meeting of Shareholders. Further, we confirm that the measure used is “Gross Profit Margin” rather than “Operating Margin” and will use such term consistently in the disclosure.

For your information, we have revised, and set forth below, the introductory paragraph and the related table that appear at the top of page 25 of our Definitive Proxy Statement on Schedule 14A filed with the Commission on April 12, 2017 (the “Proxy Statement”) in response to the Staff’s comment. We will include an updated version of this table in the proxy statement for our 2018 Annual General Meeting of Shareholders.

Revised Disclosure:

The relative percentages of the threshold and upper performance amounts to the target amount, the 2016 target amounts, the Company’s 2016 performance and the relative percentage of the Company’s 2016 performance to the target amount with respect to each measure, are set forth in the table below.

Performance Measure	Threshold Percentage to Target Amount	Target Percentage to Target Amount	Upper Percentage to Target Amount	2016 Target	Company’s 2016 Results	Company’s 2016 Results Percentage to Target Amount
Net Income	75%	100%	125%	$8,019,713	$7,621,727	95%
Revenue	90%	100%	110%	$39,430,854	$41,107,779	104%
Gross Profit Margin	90%	100%	110%	38.21%	43.44%	114%

4.	Please tell us why you report the amounts payable pursuant to your short-term incentive compensation plan under the “Bonus” column in your Summary Compensation Table, rather than under the “Non-Equity Incentive Plan Compensation” column. Please also tell us why you have not provided the disclosure required by Item 402(d) of Regulation S-K with respect to the compensation awarded pursuant to your short- and long-term incentive compensation plans.

Response:

We viewed the cash payment of the funds earned as short-term incentive compensation as a bonus, and the compensation awarded as long-term incentive compensation as equity compensation, paid pursuant to the named executive officers’ employment agreements, rather than compensation paid pursuant to incentive compensation plans. However, we understand why the Staff would take the position that this compensation would be more properly characterized as compensation paid under incentive compensation plans. Therefore, as discussed and agreed with Mr. Ugarte, we will include disclosure in the proxy statement for our 2018 Annual General Meeting of Shareholders consistent with the Staff’s comment.

For your information, we have set forth below a revised version of the Summary Compensation Table and related footnotes that appear on page 30 of the Proxy Statement and the disclosure required by Item 402(d) of Regulation S-K with respect to the compensation awarded pursuant to our short- and long-term incentive compensation plans in response to the Staff’s comment. We will include updated versions of these tables in the proxy statement for our 2018 Annual General Meeting of Shareholders.

Revised and New Disclosure:

Summary Compensation Table

The following table summarizes the compensation of (1) our Chief Executive Officer, (2) our Chief Financial Officer and (3) our three other most highly compensated executive officers based upon total compensation (collectively, our “Named Executive Officers”) for the fiscal years ended December 31, 2016, 2015 and 2014.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Frederick W. McTaggart Chief Executive Officer	2016	453,025	320,876	226,513	18,600	1,019,014
	2015	453,025	399,805	226,513	18,000	1,097,343
	2014	453,025	381,685	—	17,400	852,110
David W. Sasnett Executive VP & Chief Financial Officer	2016	313,650	95,207	94,095	15,000	517,952
	2015	304,500	120,000	91,350	14,400	530,250
	2014	300,000	108,325	—	13,800	422,125
John B. Tonner Executive VP & Chief Commercial Officer	2016	292,025	107,861	87,608	13,200	500,694
	2015	283,500	111,690	85,050	12,600	492,840
	2014	275,215	94,935	—	12,000	382,150
Ramjeet Jerrybandan Executive VP of Operations	2016	190,225	62,834	38,045	18,600	309,704
	2015	180,250	65,355	36,050	18,000	299,655
	2014	175,000	56,870	—	17,400	249,270
Brent A. Brodie VP of Sales and Marketing	2016	173,375	35,086	43,344	13,800	265,605
	2015	169,640	46,000	42,410	13,200	271,250
	2014	165,500	41,495	—	12,600	219,595

(1)	Non-Equity Incentive Plan Compensation amounts have been determined pursuant to the terms outlined in our Named Executive Officers’ respective employment agreements and our short-term incentive compensation plan.

(2)	Amounts for 2015 and 2016 represent the value of the shares that may be earned by the executive assuming the executive continues to be employed by the Company on the date which the shares are to vest and the achievement of the three-year cumulative financial performance target measures established by the Board for the three-year periods ending December 31, 2017 and 2018, respectively. The actual value of the shares earned may be adjusted upward or downward based upon the executive’s continued employment and the financial performance of the Company relative to the long-term financial performance measures.

(3)	Represents (i) pension plan contributions of $3,600 for Frederick W. McTaggart and Ramjeet Jerrybandan for 2016, 2015 and 2014; (ii) car allowance of $15,000, $14,400 and $13,800 for Frederick W. McTaggart, Mr. Sasnett and Mr. Jerrybandan for 2016, 2015 and 2014, respectively; (iii) car allowance of $13,200, $12,600, and $12,000 for Mr. Tonner for 2016, 2015 and 2014, respectively; and (v) car allowance of $13,800, $13,200, and $12,600 for Mr. Brodie for 2016, 2015 and 2014, respectively.

Grants of Plan-Based Awards

		Estimated future payouts under non- equity incentive plan awards			Estimated future payouts under equity incentive plan awards			Grant date fair value of
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	stock and
Name	date	($)	($)	($)	(#)	(#)	(#)	option awards
Frederick W.		158,559	317,118	493,118
McTaggart Chief Executive Officer	1/1/2016				4,627	9,253	14,620	113,256
David W. Sasnett		47,048	94,095	146,318
Executive VP & Chief Financial Officer	1/1/2016				1,922	3,844	6,074	47,048
John B. Tonner		43,804	87,608	141,924
Executive VP & Chief Commercial Officer	1/1/2016				1,790	3,579	5,655	43,804
Ramjeet Jerrybandan		23,778	47,556	77,041
Executive VP of Operations	1/1/2016				778	1,554	2,457	19,023
Brent A. Brodie		17,338	34,675	67,400
VP of Sales and Marketing	1/1/2016				886	1,771	2,798	21,672

*         *         *         *        *

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, kindly contact our outside U.S. legal counsel, Driscoll R. Ugarte with Duane Morris LLP at 561-962-2139.

Sincerely,

/s/ Frederick W. McTaggart
Chief Executive Officer and President

cc:	Donna DiSilvio, Staff Accountant

Scott Anderegg, Staff Attorney

Mara Ransom, Assistant Director

David W. Sasnett, Chief Financial Officer and Executive Vice President

Driscoll R. Ugarte, Esq.